Condensed Consolidated Interim Financial Statements

Points International Ltd.
June 30, 2019

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Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

As at	Note	June 30,	December 31,
		2019	2018 (a)
ASSETS
Current assets
Cash and cash equivalents		$58,301	$69,131
Restricted cash		-	500
Funds receivable from payment processors		9,256	13,512
Accounts receivable	12	18,707	9,318
Prepaid taxes		202	383
Prepaid expenses and other assets	10	3,452	3,618
Total current assets		$89,918	$96,462

Non-current assets
Property and equipment		2,441	2,351
Right-of-use assets	3(a)	3,610	-
Intangible assets		13,379	13,952
Goodwill		7,130	7,130
Deferred tax assets		2,370	2,645
Total non-current assets		$28,930	$26,078
Total assets		$118,848	$122,540

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	12	$10,478	$9,489
Income taxes payable		1,270	117
Payable to loyalty program partners		59,379	69,749
Current portion of lease liabilities	3(a)	1,260	-
Current portion of other liabilities	10	801	1,680
Total current liabilities		$73,188	$81,035

Non-current liabilities
Lease liabilities	3(a)	2,844	-
Other liabilities		87	495
Deferred tax liabilities		403	-
Total non-current liabilities		$3,334	$495
Total liabilities		$76,522	$81,530

SHAREHOLDERS’ EQUITY
Share capital		52,057	53,886
Contributed surplus		-	4,446
Accumulated other comprehensive income (loss)		28	(646)
Accumulated deficit		(9,759)	(16,676)
Total shareholders’ equity		$42,326	$41,010
Total liabilities and shareholders’ equity		$118,848	$122,540
Guarantees and Commitments	8
Credit Facilities	11

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(a) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated. See Note 3(a).

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income
Expressed in thousands of United States dollars, except per share amounts (Unaudited)

		For the three months		For the six months
	Note	ended		ended
		June 30,	June 30,	June 30,	June 30,
		2019	2018(a)	2019	2018(a)
REVENUE
Principal		$94,289	$91,398	$184,295	$174,705
Other partner revenue		5,941	6,461	11,878	12,264
Total Revenue	4	100,230	97,859	196,173	186,969
Direct cost of revenue	12	79,778	84,158	162,355	159,752
Gross Profit		$20,452	$13,701	$33,818	$27,217

OPERATING EXPENSES
Employment costs		7,567	7,050	15,203	13,764
Marketing and communications		429	385	808	788
Technology services		659	552	1,276	1,047
Depreciation and amortization		1,126	900	2,268	1,766
Foreign exchange loss (gain)		398	85	154	(73)
Other operating expenses		1,893	2,360	3,473	4,513
Total Operating Expenses		$12,072	$11,332	$23,182	$21,805

Finance income		(257)	(127)	(519)	(204)
Finance costs	3(a)	36	-	112	-

INCOME BEFORE INCOME TAXES		$8,601	$2,496	$11,043	$5,616

Income tax expense		2,325	684	3,010	1,546
NET INCOME		$6,276	$1,812	$8,033	$4,070

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivatives designated as cash flow hedges		246	(320)	484	(750)
Income tax effect		(65)	85	(128)	198
Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges		159	(150)	408	(321)
Income tax effect		(42)	40	(108)	85

Foreign currency translation adjustment		(6)	-	18	-

Other comprehensive income (loss) for the period, net of income tax		$292	$(345)	$674	$(788)

TOTAL COMPREHENSIVE INCOME		$6,568	$1,467	$8,707	$3,282
EARNINGS PER SHARE
Basic earnings per share	6	$0.46	$0.12	$0.58	$0.28
Diluted earnings per share	6	$0.45	$0.12	$0.57	$0.28

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(a) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated. See Note 3(a).

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

			Attributable to equity holders of the Company
Expressed in thousands of United States					Accumulated
dollars except number of shares					other		Total
(Unaudited)				Contributed	comprehensive	Accumulated	shareholders’
		Share Capital		Surplus	income (loss)	deficit	equity
	Note	Number of	Amount
		Shares

Balance at December 31, 2018		14,111,864	$53,886	$4,446	$(646)	$(16,676)	$41,010
Net income		-	-	-	-	8,033	8,033
Other comprehensive income, net of tax		-	-	-	674	-	674
Total comprehensive income		-	-	-	674	8,033	8,707
Effect of share option compensation plan	7	-	-	282	-	-	282
Effect of RSU compensation plan	7	-	-	2,047	-	-	2,047
Share issuances – options exercised		2,338	28	(7)	-	-	21
Settlement of RSUs	7	-	1,348	(4,317)	-	-	(2,969)
Shares purchased and held in trust	7	-	(1,460)	-	-	-	(1,460)
Shares repurchased and cancelled	5	(452,189)	(1,745)	(2,451)	-	(1,116)	(5,312)
Balance at June 30, 2019		13,662,013	$52,057	$-	$28	$(9,759)	$42,326

Balance at December 31, 2017		14,561,450	$56,394	$10,647	$374	$(24,468)	$42,947
Net income		-	-	-	-	4,070	4,070
Other comprehensive loss, net of tax		-	-	-	(788)	-	(788)
Total comprehensive income		-	-	-	(788)	4,070	3,282
Effect of share option compensation plan	7	-	-	36	-	-	36
Effect of RSU compensation plan	7	-	-	2,107	-	-	2,107
Share issuances – options exercised		74,966	1,041	(690)	-	-	351
Settlement of RSUs	7	-	1,244	(3,780)	-	-	(2,536)
Shares purchased and held in trust	7	-	(2,956)	-	-	-	(2,956)
Shares repurchased and cancelled	5	(418,556)	(1,633)	(4,168)	-	-	(5,801)
Balance at June 30, 2018		14,217,860	$54,090	$4,152	$(414)	$(20,398)	$37,430

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

			For the three months		For the six months
			ended		ended
			June 30,	June 30,	June 30,	June 30,
	Note		2019	2018 (a)	2019	2018 (a)
Cash flows from operating activities
Net income for the period			$6,276	$1,812	$8,033	$4,070
Adjustments for:
Depreciation of property and equipment			290	247	578	468
Depreciation of right-of-use assets	3	(a)	295	-	578	-
Amortization of intangible assets			541	653	1,112	1,298
Unrealized foreign exchange (gain) loss			51	(851)	(72)	(431)
Equity-settled share-based payment transactions	7		1,112	1,168	2,329	2,143
Finance costs			36	-	112	-
Deferred income tax expense (recovery)			332	(177)	442	(371)
Unrealized net gain (loss) on derivative contracts designated as cash flow hedges			405	(470)	892	(1,071)
Changes in non-cash balances related to operations	9		(14,898)	3,852	(13,427)	12,669
Interest paid			(36)	-	(112)	-
Net cash provided by (used in) operating activities			$(5,596)	$6,234	$465	$18,775

Cash flows from investing activities
Acquisition of property and equipment			(148)	(424)	(668)	(738)
Additions to intangible assets			$(252)	(226)	(539)	(523)
Net cash used in investing activities			(400)	$(650)	$(1,207)	$(1,261)

Cash flows from financing activities
Payment of lease liabilities			(246)	-	(458)	-
Proceeds from exercise of share options			-	351	21	351
Shares repurchased and cancelled	5		(2,856)	(4,357)	(5,312)	(5,801)
Purchase of share capital held in trust	7		(861)	(152)	(1,460)	(2,956)
Taxes paid on net settlement of RSUs			$(4)	(2,536)	(2,969)	(2,536)
Net cash used in financing activities			(3,967)	$(6,694)	$(10,178)	$(10,942)

Effect of exchange rate fluctuations on cash held			(57)	851	90	431
Net increase (decrease) in cash and cash equivalents			$(10,020)	$(259)	$(10,830)	$7,003
Cash and cash equivalents at beginning of the period			$68,321	$70,776	$69,131	$63,514
Cash and cash equivalents at end of the period			$58,301	$70,517	$58,301	$70,517

Interest received			$248	$86	$510	$146
Taxes received			$-	$110	$-	$110
Taxes paid			$(572)	$(554)	$(1,186)	$(1,681)

Amounts received and paid for interest and taxes were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(a) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated. See Note 3(a).

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 111 Richmond Street West, Suite 700, Toronto, ON, Canada M5H 2G4. The condensed consolidated interim financial statements of the Corporation as at and for the three and six months ended June 30, 2019 comprise the Corporation and its wholly-owned subsidiaries: Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., Points Travel Inc., Points Development (US) Ltd., Points Holdings Ltd. and its wholly-owned subsidiary, Points International (Singapore) Private Limited. The Corporation’s shares are publicly traded on the Toronto Stock Exchange (“TSX”) as PTS and on the NASDAQ Capital Market (“NASDAQ”) as PCOM.

The Corporation operates in three reportable segments (see Note 4 below)

Segment	Principal Activities
Loyalty Currency Retailing	Consists primarily of products and services that facilitate the sale or transfer of loyalty currency direct to loyalty program members.
Platform Partners	A portfolio of technology solutions that enables the broad distribution of loyalty currencies across loyalty program and third party channels.
Points Travel	White-label travel booking solution for the loyalty industry that allows consumers to earn and redeem their loyalty currency while making hotel bookings and car rentals online.

The Corporation’s operations are not subject to significant seasonal fluctuations.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2018 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

The condensed consolidated interim financial statements for the three and six months ended June 30, 2019 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The notes presented in these second quarter 2019 condensed consolidated interim financial statements include only significant changes and transactions occurring since December 31, 2018 and are not fully inclusive of all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2018. All amounts are expressed in thousands of United States dollars (“USD”), except per share amounts, or as otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 1, 2019.

3. SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the condensed consolidated interim financial statements follow the same accounting policies and methods of application as those disclosed in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2018.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

(a) New standards adopted in 2019

IFRS 16, Leases (“IFRS 16”)

Effective January 1, 2019, the Corporation adopted IFRS 16 which specifies how to recognize, measure, present and disclose leases. The standard introduces a single, on-balance sheet lessee accounting model, requiring lessees to recognize right-of-use assets and lease liabilities representing its obligation to make lease payments, unless the underlying leased asset has a low value or is considered short term.

The Corporation adopted IFRS 16 using a modified retrospective approach. Accordingly comparative information presented for 2018 has not been restated. On transition to IFRS 16, the Corporation elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Corporation applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17, Leases and IFRIC 4, Determining whether an Arrangement contains a Lease were not reassessed. The Corporation’s leases primarily consist of leases for office premises with terms ranging from 2 to 4 years. The lease term includes periods covered by an option to extend if the Corporation is reasonably certain to exercise that option.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of remaining lease payments, discounted at the Corporation’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments relating to that lease.

The Corporation has elected to use the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

  applied a single discount rate to a portfolio of leases with reasonably similar characteristics;
  excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application; and
  relied upon the Corporation’s assessment of whether leases are onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment.

The Corporation has elected not to separate non-lease components and will instead account for the lease and non-lease component as a single lease component. In addition, the Corporation has elected not to recognize right-of-use assets and lease liabilities for some leases of low value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

The impact on transition to IFRS 16 is summarized below:

Jan. 1, 2019
Prepaid expenses and other assets	$(109)
Right-of-use assets	$4,102
Current portion of other liabilities	$(120)
Current portion of lease liabilities	$1,203
Lease liabilities	$3,272
Other liabilities	$(362)

When measuring lease liabilities for leases that were classified as operating leases under IAS 17, the Corporation discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 5.30% .

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

Jan. 1, 2019
Operating lease commitment at December 31, 2018 as disclosed in the Corporation’s 2018 consolidated financial statements	$7,401
Discounted using the incremental borrowing rate at January 1, 2019	$6,573
Recognition exemption for leases of low-value assets	(6)
Extension options reasonably certain to be exercised	365
Certain costs for which the Corporation is contractually committed under lease contracts but are not accounted for as a lease liability, such as variable lease payments not tied to an index or rate	(2,457)
Lease liabilities recognized at January 1, 2019	$4,475

IFRS 16 replaces the straight-line operating lease expense recorded under IAS 17 with a depreciation charge for right-of-use assets and interest expense on lease liabilities, which resulted in a decrease in operating expenses, an increase in depreciation expense and an increase in finance costs. During the three and six months ended June 30, 2019, the Corporation recognized depreciation of right-of-use assets of $295 and $578 (2018 – nil), respectively, and finance cost from these leases of $36 and $112, respectively. During the second quarter of 2019 and year-to-date, the expense related to variable lease payments not included in the measurement of lease obligations was $197 and $389, respectively.

The Corporation has applied judgment to determine the lease term for some lease contracts that include renewal options. The assessment of whether the Corporation is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

The Corporation also make judgements in determining the incremental borrowing rate used in measuring the lease liabilities, reflecting the rate that the Corporation would have to pay for a loan of similar term, with similar security, to obtain an asset of similar value.

Other accounting standards adopted in 2019

The following standards or amendments are also effective from January 1, 2019, but they do not have a material impact on the Corporation’s condensed consolidated interim financial statements:

  IAS 28, Investments in Associates and Joint Ventures;
  IAS 19, Employee Benefits; and
  IFRIC 23, Uncertainty over Income Tax Treatments.

(b) Right-of-use assets and Lease liabilities

At inception of a contract, the Corporation assesses whether a contract is or contains a lease based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Corporation recognizes right-of-use assets and lease liabilities at the lease commencement date. After the initial adoption date, the right-of-use asset is initially measured at cost, which comprises:

  The amount of the initial measurement of the lease liability;
  Any lease payments made at or before the commencement date, less any lease incentives received;
  Any initial direct costs incurred; and
  An estimate of costs to dismantle or remove the underlying asset, or restore the asset to the condition required by the terms and conditions of the lease.
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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

Subsequent to initial measurement, right-of-use assets are measured at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The right-of-use asset are depreciated on a straight-line basis over the term of the lease, or the estimated useful life of the right-of-use assets if the Corporation expects to obtain the ownership of the leased asset at the end of the lease. The lease term includes the non-cancellable period of the lease and optional renewable periods that the Corporation is reasonably certain to extend.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate.

After initial recognition, the lease liability is measured at amortized cost using the effective interest method. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or if the Corporation changes its assessment of whether it will exercise a purchase option, extension option or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset.

The lease liability is also remeasured when the underlying lease contract is amended. When there is a decrease in contract scope, the lease liability and right-of-use asset will decrease relative to this change with the difference recorded in net income prior to the remeasurement of lease liability.

(c) Foreign Operations and Functional Currency

During the second quarter of 2019, Points Holdings Ltd. and Points International (Singapore) Private Limited were incorporated. Points Holdings Ltd. uses the US dollar as its functional currency and Points International Singapore Private Limited uses the Singapore dollar as its functional currency.

4. OPERATING SEGMENTS

The Corporation’s reportable segments are Loyalty Currency Retailing, Platform Partners, and Points Travel. These operating segments are organized around differences in products and services.

The Corporation’s measure of segment profit or loss is represented by Contribution, which is used by the Chief Operating Decision Maker (“CODM”) in reviewing segment results and making resource allocation decisions. Contribution is defined as gross profit (total revenue less direct cost of revenue) for the relevant operating segment less direct adjusted operating expenses. Direct adjusted operating expenses are expenses which are directly attributable to each operating segment. Assets and liabilities are not provided to the CODM at the operating segment level and are therefore not allocated to the operating segments for reporting purposes. There have been no changes in the Corporation’s determination of its reportable segments.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

For the three months ended June 30, 2019:	Loyalty Currency Retailing	Platform Partners	Points Travel	Total
Total revenue	$97,784	$1,901	$545	$100,230
Direct cost of revenue	79,581	197	-	79,778
Gross profit	18,203	1,704	545	20,452
Direct adjusted operating expenses	3,326	981	1,765	6,072
Contribution	$14,877	$723	$(1,220)	$14,380
Indirect adjusted operating expenses[1]				3,364
Finance income				(257)
Finance costs				36
Equity-settled share-based payment expense				1,112
Income tax expense				2,325
Depreciation and amortization				1,126
Foreign exchange loss				398
Net income				$6,276

For the three months ended June 30, 2018(a):	Loyalty Currency Retailing	Platform Partners	Points Travel	Total
Total revenue	$95,506	$1,906	$447	$97,859
Direct cost of revenue	83,998	136	24	84,158
Gross profit	11,508	1,770	423	13,701
Direct adjusted operating expenses	3,366	982	1,389	5,737
Contribution	$8,142	$788	$(966)	$7,964
Indirect adjusted operating expenses[1]				3,442
Finance income				(127)
Equity-settled share-based payment expense				1,168
Income tax expense				684
Depreciation and amortization				900
Foreign exchange loss				85
Net income				$1,812

(a) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated. See Note 3(a).

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

For the six months ended June 30, 2019:	Loyalty Currency Retailing	Platform Partners	Points Travel	Total
Total revenue	$191,402	$3,792	$979	$196,173
Direct cost of revenue	162,014	337	4	162,355
Gross profit	29,388	3,455	975	33,818
Direct adjusted operating expenses	6,511	1,928	3,328	11,767
Contribution	$22,877	$1,527	$(2,353)	$22,051
Indirect adjusted operating expenses[1]				6,664
Finance income				(519)
Finance costs				112
Equity-settled share-based payment expense				2,329
Income tax expense				3,010
Depreciation and amortization				2,268
Foreign exchange loss				154
Net income				$8,033

For the six months ended June 30, 2018(a):	Loyalty Currency Retailing	Platform Partners	Points Travel	Total
Total revenue	$182,113	$3,943	$913	$186,969
Direct cost of revenue	159,446	270	36	159,752
Gross profit	22,667	3,673	877	27,217
Direct adjusted operating expenses	6,620	1,997	2,659	11,276
Contribution	$16,047	$1,676	$(1,782)	$15,941
Indirect adjusted operating expenses[1]				6,693
Finance income				(204)
Equity-settled share-based payment expense				2,143
Income tax expense				1,546
Depreciation and amortization				1,766
Foreign exchange gain				(73)
Net income				$4,070

(a) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated. See Note 3(a).

1 Indirect adjusted operating expenses comprise costs that are shared among the Loyalty Currency Retailing, Platform Partners and Points Travel operating segments, including costs associated with various corporate functions, such as Finance, Human Resources, Legal and certain expenses associated with information technology infrastructure.

Enterprise-wide disclosures - Geographic information

	Three months ended				Six months ended
For the period	2019		2018		2019		2018
ended June 30
Revenue
United States	$90,529	90%	$86,304	88%	$175,682	90%	$162,865	87%
Europe	5,101	5%	6,512	7%	10,690	5%	15,285	8%
Other	4,600	5%	5,043	5%	9,801	5%	8,819	5%
	$100,230	100%	$97,859	100%	$196,173	100%	$186,969	100%
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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs with which the Corporation partners. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. As at June 30, 2019, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three month period ended June 30, 2019, there were three (2018 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these partners represented 69% (2018 – 67%) of the Corporation’s total revenue.

For the six month period ended June 30, 2019, there were three (2018 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these partners represented 70% (2018 – 67%) of the Corporation’s total revenue.

5. CAPITAL AND OTHER COMPONENTS OF EQUITY

Normal Course Issuer Bid (“NCIB”)

On March 8, 2017, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. On August 9, 2017 the TSX accepted the Corporation’s notice of intention to make a NCIB to repurchase up to 743,468 of its common shares (the "2017 Repurchase"), representing 5% of its 14,869,374 common shares issued and outstanding as of July 31, 2017. The Corporation had entered into an automatic share purchase plan with a broker in order to facilitate the 2017 Repurchase. By June 30, 2018, a total of 743,468 shares were repurchased and cancelled under this NCIB.

On August 14, 2018, the NCIB program was renewed with a total of 710,893 shares to be repurchased under this 2018 plan (the “2018 Repurchase”), representing 5% of its 14,217,860 shares issued and outstanding as of July 31, 2018. The Corporation has entered into an automatic share purchase plan with a broker in order to facilitate the 2018 Repurchase.

The primary purpose of the 2017 and 2018 Repurchases is for cancellation. Under the automatic share purchase plan, the Corporation may repurchase shares at times when the Corporation would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. Repurchases will be made from time to time at the brokers' discretion, based upon parameters prescribed by the Corporation’s written agreement. Repurchases may be effected through the facilities of the TSX, the NASDAQ or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by the broker considering market conditions, stock prices, the Corporation’s cash position, and other factors.

During the three months ended June 30, 2019, the Corporation repurchased and cancelled 232,548 common shares (2018 – 285,093) at an aggregate purchase price of $2,856 (2018 - $4,357), resulting in a reduction of share capital and contributed surplus of $900 and $1,037, respectively (2018 - $1,134 and $3,223), in addition to an increase in accumulated deficit of $919 (2018 - nil). These purchases were made under the 2017 and 2018 Repurchase and are included in calculating the number of common shares that the Corporation may purchase pursuant to the respective NCIB.

During the six months ended June 30, 2019, the Corporation repurchased and cancelled 452,189 common shares (2018 – 418,556) at an aggregate purchase price of $5,312 (2018 - $5,801), resulting in a reduction of share capital and contributed surplus of $1,745 and $ 2,451 , respectively (2018 - $1,633 and $4,168), in addition to an increase in accumulated deficit of $1,116 (2018 - nil). These purchases were made under the 2017 and 2018 Repurchase and are included in calculating the number of common shares that the Corporation may purchase pursuant to the respective NCIB.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

6. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	For the three months ended June 30
	2019	2018
Net income available to common shareholders for basic and diluted earnings per share	$6,276	$1,812
Weighted average number of common shares outstanding – basic	13,777,844	14,410,539
Effect of dilutive securities	179,165	102,344
Weighted average number of common shares outstanding – diluted	13,957,009	14,512,883
Earnings per share – reported
Basic	$0.46	$0.12
Diluted	$0.45	$0.12

	For the six months ended June 30
	2019	2018
Net income available to common shareholders for basic and diluted earnings per share	$8,033	$4,070
Weighted average number of common shares outstanding – basic	13,890,236	14,442,405
Effect of dilutive securities	146,061	76,216
Weighted average number of common shares outstanding – diluted	14,036,297	14,518,621
Earnings per share – reported
Basic	$0.58	$0.28
Diluted	$0.57	$0.28

a)    Diluted earnings per share

For the three and six months ended June 30, 2019, 109,169 options and 109,169 options, respectively, (2018 – 106,239 and 106,239) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive. The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

7. SHARE-BASED PAYMENTS

As at June 30, 2019, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period or based on performance metrics and expire at the end of five or six years from the grant date, or may be subject to non-market performance conditions established by the Board of Directors. There were no share options granted in the second quarter of 2019 and 2018. In the six month period ended June 30, 2019, the Corporation granted 108,000 performance-based share options (2018 – nil) to executives to acquire shares of the Corporation, which vest on the achievement of the associated performance targets. On the date of grant, the Company estimates the expected vesting date for purposes of estimating the option life and recording the related expense. These options vest as performance targets are satisfied and expire at the end of six years. Under the plan, share options can only be settled in equity.

The share option plan authorized the number of net options for grant to be determined based on 10% of the larger of the outstanding shares as at March 2, 2016 or any time thereafter. The options available for grant as at June 30, 2019 and 2018 are shown in the table below:

	June 30, 2019	June 30, 2018
Shares outstanding as at March 2, 2016	15,298,602	15,298,602
Percentage of shares outstanding	10%	10%
Net options authorized	1,529,860	1,529,860
Less: options issued & outstanding	(1,142,457)	(420,115)
Options available for grant	387,403	1,109,745

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Corporation’s daily share price fluctuated over a period commensurate with the expected life of the options. The fair value of options granted during the six months ended June 30, 2019 were calculated using the following assumptions.

2019
Dividend yield	NIL
Risk free rate	31.60% - 1.64%
Expected volatility	40.79% - 43.76%
Expected life of options in years	3.10 – 6.00
Weighted average fair value of options granted (CAD)	$5.23 - $7.54

A summary of the status of the Corporation’s share option plan as of June 30, 2019 and 2018, and changes during the six months ended on those dates is presented below.

	2019		2018
	Number	Weighted Average		Weighted Average
	of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Beginning of period	1,229,040	$15.00	615,843	$16.00
Granted	108,000	$17.05	-	-
Exercised	(2,338)	$12.34	(192,861)	$14.22
Expired and forfeited	(192,245)	$22.71	(2,867)	$15.94
End of period	1,142,457	$13.90	420,115	$16.82
Exercisable at end of period	196,857	$12.05	408,266	$16.96

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

As at June 30, 2019:

	Options outstanding			Options exercisable
		Weighted average	Weighted		Weighted
Range of		remaining	average	Number	average
Exercise Prices	Number of	contractual life	exercise price	of	exercise price
(in CAD$)	options	(years)	(in CAD$)	options	(in CAD$)
$5.00 to $9.99	22,280	1.70	$ 9.89	22,280	$ 9.89
$10.00 to $14.99	1,011,008	4.66	$ 13.65	173,408	$ 12.27
$15.00 to $19.99	109,169	4.67	$ 17.08	1,169	$ 19.82
	1,142,457			196,857

As at June 30, 2018:

	Options outstanding			Options exercisable
		Weighted average	Weighted		Weighted
		remaining	average	Number	average
Range of Exercise	Number of	contractual life	exercise price	of	exercise price
Prices (in CAD$)	options	(years)	(in CAD$)	options	(in CAD$)
$5.00 to $9.99	22,280	2.70	$ 9.89	22,280	$ 9.89
$10.00 to $14.99	291,596	1.81	$ 12.29	279,747	$ 12.30
$15.00 to $19.99	1,169	1.25	$ 19.82	1,169	$ 19.82
$20.00 and over	105,070	0.71	$ 30.84	105,070	$ 30.84
	420,115			408,266

Share unit plan

On March 7, 2012 the Corporation implemented an employee share unit plan (the “Share Unit Plan”) under which employees are periodically granted Restricted Share Units (“RSUs”). The RSUs vest either on grant date, over a period of up to three years after the grant date or in full on the third anniversary of the grant date. During the three and six months ended June 30, 2019, 17,805 and 352,339 RSUs were granted, respectively (2018 – 6,255 and 414,433 RSUs). As at June 30, 2019, 510,262 RSUs were outstanding (2018 – 691,074 RSUs).

	Number of RSUs	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2019	657,727	$ 11.50
Granted	352,339	$ 17.03
Vested	(460,015)	$ 12.54
Forfeited	(39,789)	$ 13.79
Balance at June 30, 2019	510,262	$ 14.19

	Number of RSUs	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2018	711,936	$ 10.16
Granted	414,433	$ 13.77
Vested	(424,188)	$ 11.59
Forfeited	(11,107)	$ 12.34
Balance at June 30, 2018	691,074	$ 11.41

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and purchase shares from the open market through a share purchase trust on a periodic basis. During the three months ended June 30, 2019, 72,000 share units were purchased by the trust at a cost of $861 (2018 – 13,952 share units at a cost of $152). During the six months ended June 30, 2019, 132,000 share units were purchased by the trust at a cost of $1,460 (2018 – 262,067 share units at a cost of $2,956). In addition, commencing in 2018, the Corporation paid withholding taxes in cash rather than reselling shares held in trust into the market. During the second quarter of 2019, 7,851 RSUs (2018 – 339,635) vested, for which the Corporation settled 7,464 RSUs (2018 – 164,359) through the issuance of shares held in trust and paid $4 (2018 – $2,536) of withholding taxes. For the six months ended June 30, 2019, 460,015 RSUs (2018 – 424,188) vested, for which the Corporation settled 228,002 RSUs (2018 – 248,912) through the issuance of shares held in trust and paid $2,969 (2018 – $2,536) of withholding taxes.

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2, Share-based Payment. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. For the three and six months ended June 30, 2019, the compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs is $1,112 and $2,329 (2018 - $1,168 and $2,143), respectively.

8. GUARANTEES AND COMMITMENTS

	Total	Year 1(2)	Year 2	Year 3	Year 4	Year 5+
Direct cost of revenue(1)	320,848	29,756	84,392	81,211	50,679	74,810

(1)

For certain loyalty partners, the Corporation guarantees a minimum level of purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and loyalty program partner. Management evaluates each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee was met for that respective contract year.

(2)	The guarantees and commitments schedule is prepared on a rolling 12-month basis.

9. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

	Three months ended		Six months ended
For the period ended June 30,	2019	2018	2019	2018
Decrease in restricted cash	$500	$-	$500	$-
(Increase) Decrease in funds receivable from payment processors	(1,678)	(1,031)	4,256	7,641
(Increase) Decrease in accounts receivable	(11,617)	1,882	(9,389)	2,362
Decrease in prepaid taxes	172	27	181	74
Decrease in prepaid expenses and other assets(1)	165	342	57	423
Decrease in other assets	-	23	-	34
Increase (Decrease) in accounts payable and accrued liabilities	1,888	(539)	989	(732)
Increase in income taxes payable	1,223	380	1,153	293
Decrease in other liabilities(1)	(294)	(76)	(804)	(48)
(Decrease) Increase in payable to loyalty program partners	(5,257)	2,844	(10,370)	2,622
	$(14,898)	$3,852	$(13,427)	$12,669

(1)	The Corporation has adopted IFRS 16 at January 1, 2019, using the modified retrospective approach. Please refer to note 3(a) for the transitional impact of adopting IFRS 16.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

10. FINANCIAL INSTRUMENTS

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the condensed consolidated interim statement of financial position (funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners), fair value approximates the carrying value at June 30, 2019 and December 31, 2018 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment is required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The carrying value of financial assets and financial liabilities measured at fair value in the condensed consolidated interim statements of financial position as at June 30, 2019 and December 31, 2018 are as follows:

As at June 30, 2019	Carrying Value	Level 2
Assets:

Foreign exchange forward contracts designated as cash flow hedges(i)	$91	$91

Liabilities:

Foreign exchange forward contracts designated as cash flow hedges(i)	(77)	(77)

	$14	$14

As at December 31, 2018	Carrying Value	Level 2

Liabilities:

Foreign exchange forward contracts designated as cash flow hedges(i)	$(878)	$(878)
	$(878)	$(878)

(i)

The carrying values of the Corporation’s foreign exchange forward contracts are included in prepaid and other assets and current portion of other liabilities in the condensed consolidated interim statements of financial position.

There were no material financial instruments categorized in Level 1 or Level 3 as at June 30, 2019 and December 31, 2018 and there were no transfers of fair value measurement between Levels 2 and 3 of the fair value hierarchy in the respective periods.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

11. CREDIT FACILITIES

The Corporation’s bank facility agreement with Royal Bank of Canada expired on May 31, 2019. The Corporation did not have any borrowings during the three and six months ended June 30, 2019 (December 31, 2018 – nil).

12. PRIOR YEAR TAX REBATE

The Corporation filed for a tax rebate of $6,027, net of fees, related to prior years and was accepted by the tax authorities during the second quarter of 2019. The amount was included as a reduction of direct cost of revenue in the condensed consolidated interim statements of comprehensive income. The related receivables and fees payable were recorded in accounts receivable and accounts payable and accrued liabilities in the condensed consolidated interim statements of financial position, respectively.

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